VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel                                                   May 10, 2007
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA



Re:     British Telecommunications plc
        Form 20-F for the Fiscal Year Ended March 31, 2006
        Filed May 31, 2006
        Form 6-K as of May 31, 2006
        File Number: 2-94004



Dear Mr. Spirgel,

The following responds to your comments and requests for supplemental information as set forth in the comment letter dated May 3, 2007 of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the above-referenced filing. As of the above date we have also separately responded to the Staff's letter dated May 3, 2007 in respect of the Form 20-F filing for BT Group plc for the fiscal year ended March 31, 2006. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of May 3, 2007. The Staff's comments are highlighted in bold and italics below followed by British Telecommunications plc's (the "company", the "group" and/or "BT's") responses.

Form 6-K as of May 31, 2006
Annual Report

Financing, page 19

1. We note your response to prior comment 4. In future filings, please state why the subject non-GAAP measures are useful and necessary for investor purposes. Please clarify how such measures which appear to be more akin to the Company's liquidity, cash position and indebtedness are indicative of the Company's "operational performance". Additionally, please disclose all material limitations of those measures. For your guidance please refer to Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise.

Response:

BT management uses a number of GAAP and non GAAP measures to asses the overall performance of the business. Two of these measures, free cash flow and net debt are liquidity and indebtedness measures, whereas other measures focus on the profitability of the business. The company believes it is both useful and necessary to communicate free cash flow and net debt to our investors as they are used by management to measure performance against our strategy.

Free cash flow excludes corporate items determined independently of the ongoing trading operations such as dividends, share buy backs and acquisitions and disposals and it allows investors to evaluate the cash generated by the group's operations after servicing debt finance costs and investing in capital expenditure. Whilst free cash flow is a measure of liquidity, we believe it is also an important indicator of overall operational performance in the wider sense as it includes the impact of capital expenditure and financing costs which are both significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. Free cash flow is one of our key performance indicators with which we measure performance against our strategy.

Net debt is a measure which allows our investors to evaluate in a single performance measure the group's cash position and indebtedness. In 2001, BT's net debt reached GBP27.9 billion and as part of the group's transformation strategy we went through a major restructuring to reduce the level of net debt and improve our financial strength. Accordingly, net debt is a measure that our investors have received over the last 5 years in assessing performance against our strategy and is a key measure we use ourselves as management.

Consistent with the above, we will include the following disclosures in the 2007 Annual Report and Form 20-F regarding free cash flow and net debt:

"Free cash flow

The components of free cash flow, which is a non GAAP measure, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure.

The group believes it is both useful and necessary to disclose free cash flow as it is one of our key performance indicators with which we measure the group's performance against our strategy. Whilst free cash flow is primarily a liquidity measure, we also believe that it is an important indicator of our overall operational performance as it reflects the cash generated from our operations after reflecting capital expenditure and financing costs which are both significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. Free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. It facilitates an evaluation of the cash generated by the group's operations after servicing debt finance costs and investing in capital expenditure. There are material limitations in the use of non GAAP measures and our use of the term free cash flow does not mean that this is a measure of the funds that are available for distribution to our shareholders. The group's definition of free cash flow may not be comparable to similarly titled measures used by other companies.


Net debt

Net debt consists of loans and other borrowings less current asset investment and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS
39. In addition the gross balances are adjusted to take account of netting arrangements.

Net debt is a non GAAP measure since it is not defined in IFRS and is reconciled to the reported loans and other borrowing, cash and cash equivalents and current asset investments in the table below. In 2001 BT's net debt reached GBP27.9 billion and as part of the group's transformation strategy we went through a major restructuring to reduce the level of net debt and improve our financial strength. Therefore the group believes it is both useful and necessary to continue to disclose net debt as it is a key measure against which we measure the group's performance against our strategy. It is a measure of net indebtedness that provides an indicator of our overall balance sheet strength and also facilitates an evaluation of the group's cash position and indebtedness in a single performance measure. There are material limitations in the use of non GAAP measures and our use of the term net debt does not necessarily mean that the cash included in our net debt calculation is available to settle the liabilities included in this measure. The group's definition of net debt may not be comparable to similarly titled measures used by other companies."


Group balance sheet, page 38

2. Addressing paragraph 69 of IAS 1, tell us why you believe it is appropriate to show the sub-total "Total assets less current liabilities" in the group balance sheet.

Response:

IAS 1, paragraph 69 allows the presentation of additional line items, headings and sub-totals on the face of the balance sheet when such presentation is relevant to an understanding of the entity's financial position. The primary requirement for the presentation of the balance sheet under IAS 1 is that the requisite minimum line items are disclosed on the face of the balance sheet, in accordance with paragraph 68.

We believe it is appropriate to show the sub-total "Total assets less current liabilities" in the group balance sheet because it provides useful financial information being an indication of the level of the capital employed at the balance sheet date, namely total equity and non current liabilities. We continue to believe this information is important to our shareholders, investors and other stakeholders as this balance sheet presentation has been consistently used for many years under UK GAAP prior to our adoption of IFRS.


13. Intangible Assets, page 49

3. Refer to your response to prior comment 7. It appears that you determine a cash generating unit at the level at which the board monitors the group's operations and makes decisions about continuing or disposing of the group's assets and operations.

    - Tell us how the level at which the board oversees the operations constitutes the lowest level of assets that generate cash inflows that are independent of the cash inflows from other asset groups.
    - Tell us your basis for concluding that the board is the level of management referred to in paragraph 69 of IAS 36.

Response:

As set out in the 2006 Annual Report and Form 20-F, BT consisted principally of three lines of business; BT Global Services, BT Retail and BT Wholesale. BT Retail and BT Wholesale operate within the UK, whilst Global Services (GS) supplies managed services and solutions to multi-site organisations worldwide. In the 2006 financial year, 87% of the group's revenue was derived from operations from the UK.

It is our view that the Operating Committee (OC), which is the group's key management committee, and is one of the principal committees of the Board, represents the level of management referred to in paragraph 69 of IAS 36. The OC meets weekly and has responsibility for the day to day running of the group's business. It develops strategy and budgets for Board review and approval, recommends to the Board capital expenditure and investment budgets, monitors financial and operational performance, allocates resources across the group within plans agreed by the Board and making of investments and divestments within limits set by the Board. Management financial information is provided to both the Board and the OC on a monthly basis at a line of business level. This is the lowest level at which operating assets and cash flows which are independent of each other are reviewed.

The majority of the goodwill in the balance sheet at March 31, 2006, which was subject to an annual impairment review under IAS 36, related to acquisitions of international telecommunications and networked IT services businesses which were subsequently integrated into the GS line of business. We believe that the correct cash generating unit (CGU) for these acquisitions was the GS line of business level and not any lower level. The basis for this conclusion was that the GS line of business is a global business serving global and multinational customers. It does not operate on a discrete country by country basis serving only domestic customer needs. In addition, the acquisitions have been integrated into the GS operations and separate disaggregated financial information is not prepared for the group management at a level lower than the GS line of business. Hence we concluded this is the lowest level of assets which generate cash inflows independent from other asset groups.

We continue to monitor the appropriate CGU allocation on a case by case basis for all acquisitions made by the group and changes in the group structure. Any acquisition which is not integrated into line of business operations but rather, continues to be managed on a standalone basis, will be evaluated to determine whether it constitutes a separate CGU.

4.  Refer to your response to prior comment 8. Please tell us

    -  What comprise your non-regulated products
    -  Whether an asset specific rate is directly available from the market
    - If your weighted average cost of capital was determined using techniques such as the Capital Asset Pricing Model
    - If the weighted average cost of capital that is used to discount the cash flows generated by the non regulated products reflects your consideration of country risk, currency risk and price risk
    - For what risks your estimated future cash flows have been adjusted, if at all

Response:

The UK telecommunications regulator Ofcom is required by European Union (EU) directives to review relevant markets and to determine whether communications providers have significant market power (SMP) in those markets. Following a number of reviews by Ofcom, BT has been determined to have SMP in certain UK fixed telecommunications markets including all or parts of the markets for fixed narrowband retail services, fixed narrowband wholesale exchange lines, call origination and conveyance, wholesale broadband access and wholesale local access. These constitute BT's regulated products. All other products and services constitute non regulated products.

An asset specific rate is not directly available from the market and hence a surrogate discount rate is used as permitted under paragraph 57 of IAS 36.

The weighted average cost of capital was calculated using the Capital Asset Pricing Model technique.

In determining the cash flow projections, appropriate assumptions were used, incorporating relevant and applicable risks for each CGU. Due to the global nature of the GS line of business it is not exposed to significant individual country risks. As disclosed on page 68 of the 2006 Annual Report and Form 20-F, the group is not exposed to a significant level of currency risk as a result of the treasury risk management activities and the fact that most of the group's revenue is invoiced in sterling, and most of its operations and costs arise within the UK. Accordingly the group does not have significant exposure to currency risk. However GS is impacted by risks arising from competition and price pressure in the networked IT services market in which it operates and these risks were incorporated into the cash flows used. Accordingly, we do not believe it was necessary to also adjust the discount rate for these risks.

The value in use calculation is not particularly sensitive to changes in the discount rate. There is significant headroom and we have calculated that the discount rate would need to increase to around 50% in order to cause the carrying amounts of the CGUs to exceed their recoverable amount.


17. Trade and Other Receivables, page 52

5. We note your response to prior comment 9. Citing your basis in the accounting literature, tell us why it is appropriate to report operating expense prepayments which are not directly linked to any specific revenue arrangements as a component of accounts receivable. Further, tell us about the nature of the direct and incremental costs related to the initial phase of a small number of long term networked IT service contracts. Also, citing your basis in the accounting literature, please tell us and disclose why these costs are deferred on the balance sheet and when they are recognized in the income statement.

Response:

As disclosed in note 17, prepayments, which include the operating expense prepayments referred to above, are reported as a component of "Trade and other receivables" under IFRS. Included within Trade and other receivables are separate components which comprise our trade receivables (accounts receivable as referred to in your comment) and other sub-classifications (including prepayments and other assets) in accordance with IAS 1.

Paragraph 74 of IAS 1 notes that "an entity shall disclose, either on the face of the balance sheet or in the notes, further sub-classifications of the line items presented on the face of the balance sheet, classified in a manner appropriate to the entity's operations."

Paragraph 75 goes on to state that "The detail provided in the sub-classifications depends on the requirements of IFRSs and on the size, nature and function of the amounts involved. The disclosures vary for each line, for example:

(b) receivables are disaggregated into amounts receivable from trade customers, receivables from related parties, prepayments and other amounts".

Accordingly, we believe that the separate disclosure of prepayments as a sub-component of trade and other receivables in the notes to financial statements is appropriate under paragraphs 74 and 75 of IAS 1.

The direct and incremental costs related to the initial phase of a small number of long term networked IT services contracts, which relate to the future activity and will generate economic benefits, are deferred. These costs relate to the initial set up, transition or transformation phase to enable the provision of contracted services to the customer over the term of the contract. It includes such costs as incremental labour and other directly attributable costs associated with the migration and set up of customer systems, processes and infrastructure.

Paragraph 27 of IAS 11 "Construction contracts" specifically states that costs that relate to future activity on a contract can be recognised as an asset provided it is probable that they will be recovered. Furthermore, paragraph 21 of IAS 18 "Revenue" states that the requirements of IAS 11 are generally applicable to the recognition of revenue and associated costs involving the rendering of services, and hence are relevant to the accounting for our long term services contracts.

Once the initial set up, transformation or transition activity has been completed, these costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of delivery indicates a different profile is appropriate.

As noted in our previous response to the Staff dated 30 March 2007, we have reviewed our disclosures in this area and will be including the following incremental disclosures in the Group Accounting Policies section of our 2007 Annual Report and Form 20-F and, in line with this policy, we will present the balance as a non current asset:

    " Costs related to delivering services under long term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within other assets in non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, will generate future economic benefits and are assessed for recoverability on a regular basis."

35. United States Generally Accepted Accounting Principles, page 82
    (v) Income Statement in US GAAP format

6. We note that you provided herein "Income Statement in US GAAP Format" which was intended to meet "the SEC reporting format set forth in Item 10 of Regulation S-X."
    Please revise your presentation to conform with the income statement line items prescribed in Rule 5-03 of Regulation S-X.

Response:

In the IFRS financial statements the operating expenses are reported by their nature in accordance with IAS 1. Although we believe that our business is best understood with such a classification, your comment above indicates the need for us to present an income statement using a functional format and illustrate the components of our operating expenses under US GAAP by function as prescribed by Rule 5-03 of Regulation S-X.

The information required to produce the analysis of operating expenses by the functional method is not currently available from our accounting systems and would require very significant cost, effort and time. In particular we do not currently maintain payroll and other personnel costs in a manner which allows us to systematically allocate personnel expenses by function.

We note that you have asked us to revise our presentation. As commented above, the information required to produce the operating expense analysis is not currently available from our accounting systems. Thus we respectfully request to provide the additional operating expenses analysis in the 2008 Annual Report and Form 20-F after investing in the required system changes, in the following manner.

- An IFRS income statement in a US GAAP format, which presents operating expenses classified by function. The following table illustrates how we propose to present our operating expenses classified by function:

                                                        Year ended 31 March 2008
                                                                   GBPm
     Cost of revenues (services and sales)*
     Selling, general and administrative expenses*
     Depreciation and amortisation
     Provision for doubtful debts and notes
     Other general expenses                                   _______________

     Total operating expenses                                 _______________


* Exclusive of depreciation and amortisation.
                ________________________________________________

In connection with our response to your comments the company acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosures in the filings;

- Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

- It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to draw your attention to the fact that the British
Telecommunications plc board is scheduled to approve the combined 2007 Annual Report and Form 20-F on 16 May 2007. In the light of this timing, we would be happy to deal with any remaining questions or comments on our above responses by way of a conference call at your earliest convenience.

Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5511 or John Wroe, Director Group Financial Control and Treasury at + 44 20 7356 4963.

Yours sincerely,



/s/ Hanif Lalani OBE (Order of the British Empire)
Group Finance Director

Copies to:

   British Telecommunications plc
   John Wroe
   Glyn Parry

   PricewaterhouseCoopers LLP
   Charles Bowman (Engagement audit partner)